UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2001
                                            -----------------

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                       For the transition period from_____to_____ .







                          Commission file number 1-8349
                                                 ------





                           SAVINGS PLAN FOR EMPLOYEES
                                       OF
                          FLORIDA PROGRESS CORPORATION
                          ----------------------------
                  Full title of the plan and the address of the
             plan, if different from that of the issuer named below




                        FLORIDA PROGRESS CORPORATION
                                 100 Central Ave.
                          St. Petersburg, Florida 33701
                          -----------------------------
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office



                      SAVINGS PLAN FOR EMPLOYEES OF FLORIDA
                              PROGRESS CORPORATION




                     Financial Statements as of and for the
                     years ended December 31, 2001 and 2000

                      Additional information required for
                 Form 5500 for the year ended December 31, 2001


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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Table of Contents
-----------------------------------------------------------------------------------------------------------






                                                                                             Page Number
                                                                                             -----------

Report of Independent Accountants                                                                 1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                                             2

      Statements of Changes in Net Assets Available for Benefits                                  3

      Notes to Financial Statements                                                             4 - 8


Additional Information *

      Schedule I -     Schedule of Assets (Held at End of Year)                                   9



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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                        Report of Independent Accountants



To the Participants and Administrator of Savings Plan for Employees of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 20, 2002

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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------------------------
(in thousands)
                                                                     As of December 31,

                                                                  2001                 2000
                                                            ---------------      ---------------
Investments, at fair value
Registered investment companies:
    Putnam New Opportunities Class A Shares                 * $      42,226      * $     110,718
    Vanguard 500 Index Fund                                 *        53,351      *       129,203
    Vanguard Extended Market Index Fund                               3,253                6,899
    Vanguard Federal Money Market Fund                      *        30,746      *        81,991
    Vanguard International Growth Fund                                2,143                6,620
    Vanguard LifeStrategy Conservative Growth Fund                    4,222                7,452
    Vanguard LifeStrategy Growth Fund                                 9,571               20,764
    Vanguard LifeStrategy Moderate Growth Fund                       14,368      *        33,900
    Vanguard Total Bond Market Index Fund                             5,706                6,823
                                                            ---------------      ---------------
                                                                    165,586              404,370

Vanguard Retirement Savings Trust                           *        82,655                    -
Progress Energy Company Stock Fund                          *        44,424      *        63,359
Florida Progress Contingent Value Obligation Fund                       499                  951
Participant Loans                                                     8,527               17,176
                                                            ---------------      ---------------
                                                                    301,691              485,856
                                                            ---------------      ---------------
Investments, at contract value
Florida Progress Stable Value Fund                                        -      *       116,488
                                                            ---------------      ---------------
Receivables
Employer's contributions                                                138                  352
Employees' contributions                                                318                1,099
                                                            ---------------      ---------------
    Total receivables                                                   456                1,451
                                                            ---------------      ---------------


                                                            ---------------      ---------------
Net assets available for benefits                             $     302,147        $     603,795
                                                            ===============      ===============




* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of the financial statements.

                                                           2
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statements of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------------------------
(in thousands)
                                                                    Year Ended December 31,
                                                                  2001                  2000
                                                            ---------------      ---------------
Additions
Investment income:
     Interest and dividend income, investments                $      20,250        $      34,642
     Interest income, participant loans                               1,308                1,453
                                                            ---------------      ---------------
                                                                     21,558               36,095
                                                            ---------------      ---------------
Contributions:
     Employer                                                         8,476                9,781
     Participant                                                     19,267               22,624
                                                            ---------------      ---------------
                                                                     27,743               32,405
                                                            ---------------      ---------------

        Total additions                                              49,301               68,500
                                                            ---------------      ---------------
Deductions
Payment of benefits                                                  76,718               53,307
Asset Transfers Out                                                 212,565                    -
Administrative expenses                                                  32                   35
Net depreciation in fair value of investments                        61,634               27,821
                                                            ---------------      ---------------
        Total deductions                                            350,949               81,163
                                                            ---------------      ---------------

Net decrease                                                       (301,648)             (12,663)

Net assets available for plan benefits:
     Beginning of period                                            603,795              616,458
                                                            ---------------      ---------------
     End of period                                            $     302,147        $     603,795
                                                            ===============      ===============









The accompanying notes are an integral part of the financial statements.


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                                                           3
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the "Plan") provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the "About Your Plan" booklet, which is part of the "The Power to Plan Your Future" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

General
The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides employees of the Participating Companies (as defined below) immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan at December 31, 2001 (the "Participating Companies"):

o  Progress Fuels Corporation  ("Progress Fuels") - corporate employees only
o  Florida Progress Corporation ("Florida Progress")
o  Florida Power Corporation ("Florida Power")
o  Progress Telecommunications Corporation ("Progress Telecom")

Effective November 30, 2000, CP&L Energy, Inc. ("CP&L Energy") acquired the Participating Companies.

On December 4, 2000, CP&L Energy changed its name to Progress Energy, Inc. ("Progress Energy").

Effective December 31, 2001, all non-bargaining participants of the Plan and their balances totaling $212,564,805 were transferred to the Stock Purchase-Savings Plan of Progress Energy, Inc. Such participants include non-bargaining employees of Florida Power, Progress Telecom, and corporate employees of Progress Fuels.

Contributions
Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay.

Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Companies' contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                       4
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
-------------------------------------------------------------------------------

Vesting
Participants are immediately vested in their Regular Savings and 401(k) contributions and earnings thereon. The Company Match Account and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

Years of Continuous Service           Vested Percentage
Less than 2                                      0%
2 but less than 3                               25%
3 but less than 4                               50%
4 but less than 5                               75%
5 or more                                      100%


A Year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participant Loans
All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan Fund. A participant is permitted a maximum of four outstanding loans at any one time. Each new loan shall bear a fixed rate of interest, as determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House payment for active non-regular employees and by direct payment to the Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

Payment of Benefits
Upon separation of service due to termination, death, disability or retirement (after age 55), participants may make a written election to leave their account balance within the Plan, for any length of time up to age 70 if their vested balance is greater than $5,000, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

Forfeited Accounts
Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. Forfeited non-vested accounts totaled $393,678 and $197,044 at December 31, 2001 and 2000, respectively.

                                       5
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

Plan Termination
It is the intention of the Participating Companies that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and /or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for its investment contracts, which were valued at contract value (Note 4). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Progress Energy Company Stock Fund is valued at its year-end unit closing price (constituting market value of shares owned plus un-invested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. When Progress Energy Company common stock is distributed from the Progress Energy Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Payment of Benefits
Benefits are recorded when paid.

                                       6
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:


                                           Year Ended December 31,
                                          2001                 2000
                                    ---------------       --------------
                                                 (in thousands)
Registered Investment Companies     $       (57,912)      $      (75,695)
Common Stock                                 (3,722)              47,874
                                    ---------------       --------------
                                    $       (61,634)      $      (27,821)
                                    ---------------       --------------


All investments are participant-directed.


NOTE 4 - INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, INSURANCE COMPANIES AND BANKS

The Florida Progress Stable Value Fund (the "Fund") consisted of synthetic investment contracts with various banks and insurance companies ("Issuers"). Additionally, the Fund held shares of a money market mutual fund sponsored by The Vanguard Group with a value of $22,014,812 at December 31, 2000. The Fund was credited with interest income on its investments and charged for administrative expenses. The investment contracts included in the Fund were carried at contract value, which approximated fair value, because the contracts were fully benefit responsive for normal participant directed-transactions. At December 31, 2000, the synthetic investment contracts constituted investments in collective investment funds, mutual funds and mortgage backed securities, $95,899,684, and wrapper contracts, ($1,159,442). The crediting interest rates of the investment contracts ranged from 5.14% to 7.18% at December 31, 2000. During 2001, these assets were transferred to the Vanguard Retirement Savings Trust.


NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for certain investments of the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Pursuant to an acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Company Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Florida Progress Contingent Value Obligation Fund (the "CVO Fund"). The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy Company. While the Plan does not allow additional

                                       7
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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements
--------------------------------------------------------------------------------

contributions to the CVO Fund, participants are permitted to withdraw all or a portion of their account balance as desired.

U.S. Trust Company, National Association ("U.S. Trust") serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and disposition of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions. During 2000, the Plan was informed by legal counsel that the establishment of the CVO Fund represented a prohibited transaction in accordance with ERISA. The Plan was granted a prohibited transaction exemption by the United States Department of Labor by a letter dated October 22, 2001.


NOTE 6 - PLAN EXPENSES

The Company and the participants in the Plan share the expenses associated with the Plan. The Company pays the fees for services necessary for the administration of the Plan.


NOTE 7 - TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated June 13, 1996, that the Plan is a qualified employees' trust that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                       8
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                             Additional Information
                             Required for Form 5500


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SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION                                                               Schedule I

Schedule of Assets (Held at End of Year)
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223
Attachment to Form 5500, Schedule H, Part IV, line i

     Identity of Issue                                                             Investment Type                    Current Value
-----------------------------------------------------------------------------------------------------------------------------------

     Putnam New Opportunities Class A Shares                                Registered Investment Company              $     42,226
*    Vanguard 500 Index Fund                                                Registered Investment Company                    53,351
*    Vanguard Extended Market Index Fund                                    Registered Investment Company                     3,253
*    Vanguard Federal Money Market Fund                                     Registered Investment Company                    30,746
*    Vanguard International Growth Fund                                     Registered Investment Company                     2,143
*    Vanguard LifeStrategy Conservative Growth Fund                         Registered Investment Company                     4,222
*    Vanguard LifeStrategy Growth Fund                                      Registered Investment Company                     9,571
*    Vanguard LifeStrategy Moderate Growth Fund                             Registered Investment Company                    14,368
*    Vanguard Total Bond Market Index                                       Registered Investment Company                     5,706
*    Vanguard Retirement Savings Trust                                      Common/Collective Trust                          82,655
*    Progress Energy Company                                                Common Stock                                     44,424
*    Florida Progress Corporation                                           Contingent Value Obligations                        499
*    Savings Plan for Employees of Florida Progress Corporation             Participant Loans (6.0% - 9.5%)                   8,527
                                                                                                                       ------------

Total assets                                                                                                           $    301,691
                                                                                                                       ============



* Party in Interest

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                                                           9

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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Savings Plan for Employees of Florida Progress Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION



                                   /s/ Brenda F. Castonguay, Plan Administrator
                                   Brenda F. Castonguay, Plan Administrator


Date:  June 24, 2002


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                                 EXHIBITS INDEX


Exhibit Number

Exhibit No. 23  Consent of PRICEWATERHOUSECOOPERS LLP


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